December 15, 2009

Zhenyong Liu, Chief Executive Officer
Orient Paper, Inc.
Science Park, Xushui County, Baoding City
Hebei Province, The People's Republic of China 072550

>   RE: **Orient Paper, Inc.**
>   **Form 10-K FYE 12/31/08**
>   **Filed March 27, 2009;**
>   **Form 10-Q for period end 09/30/09**
>   **Filed November 13, 2009**
>   **File No. 0-52639**

Dear Mr. Liu:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I

Item 1. Business

1. We note that you have 37 professionals engaged in research and development. Please estimate the amount spent during each of the last two fiscal years on research and development, as required by Item 101(h)(4)(x) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25

2. Please expand the discussion of liquidity to focus on the various notes payable,
line of credit, and related party loans discussed in the footnotes to the financial
statements. See Item 303(a)(1) of Regulation S-K. In addition, please file notes
payable as exhibits, or explain why they are not required to be filed pursuant to
Item 601 of Regulation S-K.

Part II

Item 8. Financial Statements and Supplementary Data

Financial Statements
Notes to Financial Statements
Note 1 – Summary of Significant Accounting Policies
General

3. We note your disclosure per page 54 stating that your executive officers and
directors do not receive any compensation. Please tell us if you recorded an
expense for services rendered by management for which no remuneration was
paid or revise your financial statements accordingly. Refer to SAB Topic 1B1.

Revenue Recognition, F-11

4. We note that your policy footnote indicates that revenue is recognized when
goods are shipped and when delivery is complete. Please revise your policy to
clearly indicate your typical shipment terms (i.e. FOB shipping point or FOB
destination) and the point in time when revenue is recognized. Refer to SAB
Topic 13.

5. In connection with the preceding comment, please disclose your accounting
policy for shipping and handling costs. Refer to FASB ASC 605-45-50-2.

Note 8 – Income Taxes, F-17

6. Please provide us with an analysis of the differences between your U.S. GAAP
financial statements compared to those prepared in accordance with domestic tax
regulations. Your response should focus on the material differences related to the
recognition and measurement of assets, liabilities, equity, revenues, and expenses.
Refer to FASB ASC 740-10.

7. It does not appear that you have provided the required disclosures regarding
income taxes. For example, public entities are required to present a reconciliation
of the reported amount of income tax expense to the amount of income tax

expense that would have been recorded based on the domestic federal statutory tax rate. Please revise to provide each of the required disclosures per FASB ASC 740-10-50 or tell us why such disclosures are not necessary.

Item 9A(T) – Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 51

8. We note your disclosure stating that your chief executive officer and chief financial officer "concluded that, the Company's disclosure controls and procedures are effective to ensure that information required to be included in the Company's periodic SEC filings is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

Limitations on Controls, page 52

9. We note your statement that a "control system, no matter how well designed and operated … can provide only reasonable, not absolute, assurance that its objectives will be met." Please revise your disclosure per page 51 to state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures.

Part IV

Item 15. Exhibits

10. We note that a number of your exhibits are not filed in English. See Exhibits 10.2 through 10.10. Please file an English translation, as required by Item 12b-12(d) of the General Rules and Regulations, Securities Exchange Act of 1934. This comment also applies to the Forms 10-Q.

11. Please file the Short-Term Credit Facility Extension Agreement dated June 30, 2009 and also the Short-Term Loan Deferred Payment Agreement entered into August 20, 2009 as required by Item 601(b) of Regulation S-K.

12. Please file exhibit 10.1 to the Form 8-K filed October 8, 2009 in its entirety. Currently some exhibits have been omitted.

Exhibit 31 – Section 302 Certifications

13. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

- Reference should be made to your "report" rather than your "annual report" except in paragraphs one and 4(d)
- Paragraph 4(d) should include a reference to "(the registrant's fourth fiscal quarter in the case of an annual report)"

14. Please confirm in future filings, including any amendment to this Form 10-K, that you will revise your certifications to address the matters noted above.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

General

15. Please revise this filing and your other Exchange Act filings to address the preceding comments, as necessary.

Financial Statements
Notes to Financial Statements
Note 11 – Subsequent Events
Make Good Securities Escrow Agreement, F-20

16. We note your Chief Executive Officer placed 750,000 shares of common stock into an escrow account which will be issued to the shareholders that participated in the October 2009 private placement of your common stock if certain financial performance thresholds are not met. In addition, your Chief Executive Officer also entered into a lock-up agreement under which he agreed to hold his shares of common stock for a period of twelve months. Please tell us how you intend to account for these agreements.

Registration Rights Agreement, F-21

17. Please provide us with an analysis of your planned accounting treatment for the damage provisions within the registration rights agreement executed in connection with the October 2009 private placement of your common stock. Refer to FASB ASC 825-20-30.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Ethan Horowitz, accountant, at (202) 551-3311 or Angela Halac, accounting reviewer, at (202) 551- 3398 with any financial statement- related issues. You may call Janice McGuirk at (202) 551-3395 or Pam Howell, reviewer, at (202) 551- 3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax to Greg Sichenzia, Esq.
(212) 930-9725